PROSPECTUS                             Pricing Supplement No. 2815
Dated January 10, 1995                 Dated April 1, 1996
PROSPECTUS SUPPLEMENT                  Rule 424(b)(3)-Registration Statement
                                          No. 33-60723
Dated January 25, 1995

                           GENERAL ELECTRIC CAPITAL CORPORATION
                            GLOBAL MEDIUM-TERM NOTES, SERIES A
                                    (Fixed Rate Notes)

Trade Date:  March 27, 1996

Principal Amount (in Specified Currency): US$50,000,000

Settlement Date: April 1, 1996

Maturity Date:  April 1, 2004

Agent's Discount or Commission:  0.25%  See "Plan of Distribution"

Price to Public:  108.809%

Net Proceeds to Issuer (in Specified Currency): None - See "Plan of Distribution".

Interest Rate Per Annum:  8.09%

Interest Payment Dates:  April 1 and October 1 of each year

Form of Notes

       X   DTC registered    __  Non-DTC registered

Repayment, Redemption and Acceleration:

       Optional Repayment Date:  N/A

       Initial Redemption Date:  N/A

       Initial Redemption Percentage:  N/A

Original Issue Discount

       The Notes will be issued with original issue discount for United States federal income tax purposes. See "Certain United
States Tax Considerations" below.


CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS
ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

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                                    (Fixed Rate Notes)
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Amortizing Notes:

    Amortization Schedule:  N/A

Dual Currency Notes:

    Face Amount Currency:  N/A
    Option Value Calculation Agent: N/A
    Optional Payment Currency:  N/A
    Option Election Date(s):  N/A
    Designated Exchange Rate:  N/A

Certain United States Tax Considerations:

    The following discussion supplements, and should be read in conjunction with, the statements contained in the Prospectus Supplement dated January 25, 1995 under the caption "United States Tax Considerations". The following discussion is based upon the advice of Brown & Wood, special tax counsel to GE Capital, and is based upon United States federal income tax laws as currently in effect.

    As discussed below under "Plan of Distribution", the Notes are part of an issuance of $100,000,000 aggregate principal amount of notes originally issued by GE Capital on April 13, 1994. Although it is possible that the resale of the Notes pursuant to this Pricing Supplement could be considered a reissuance of such Notes for United States federal income tax purposes, such resale of the Notes pursuant to this Pricing Supplement should not be considered a reissuance thereof and purchasers of the Notes pursuant to this Pricing Supplement should be treated for United States federal income tax purposes as having purchased the same Notes that were originally issued by GE Capital on April 13, 1994. Except where otherwise specifically stated herein, the following discussion assumes that purchasers of the Notes pursuant to this Pricing Supplement will be treated for United States federal income tax purposes as having purchased the same Notes that were originally issued by GE Capital on April 13, 1994. GE Capital currently intends to treat the entire $100,000,000 aggregate principal amount of the Notes that were originally issued by GE Capital on April 13, 1994 as continuing to be outstanding, and does not intend to treat the resale of the Notes pursuant to this Pricing Supplement as a reissuance of any of the Notes that were originally issued by GE Capital on April 13, 1994.

    Original Issue Discount

    The Notes (pursuant to the OID Regulations) were issued with original issue discount equal to the amount by which their stated redemption price at maturity exceeded their issue price as those terms are defined by the Prospectus Supplement.

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                                    (Fixed Rate Notes)
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    The stated redemption price at maturity includes the sum of all amounts payable on the Notes, other than "qualified stated interest." In general, qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate. The Notes provide for the payment of interest semiannually at the rate of 5.13% per annum from April 13, 1994 to but excluding April 1, 1996, and thereafter at a rate of 8.09% per annum until final maturity. Accordingly, the Notes have qualified stated interest of 5.13%. The excess 2.96% payable after April 1, 1996 was treated as part of the Notes' stated redemption price at maturity, and gave rise to original issue discount which is includible in a U.S. Holder's income over the full term of the Note (irrespective of when actually received and irrespective of a U.S. Holder's regular method of tax accounting) in accordance with a constant interest method based on a compounding of interest. Thus, U.S. Holders were required to recognize such original issue discount as ordinary income in advance of the receipt of the cash payments to which such income is attributable through the fourth accrual period (i.e., the period from April 13, 1994 to but excluding April 1,1994). As a consequence of treating the 2.96% in excess of qualified stated interest as original issue discount, the actual receipt of such amount in accrual periods five through twenty (i.e., the period from April 1, 1996 through final maturity) will not be includible in a U.S. Holder's income, but instead will reduce a U.S. Holder's basis in the Note. A U.S. Holder's tax basis in a Note will be increased by the amount of original issue discount included in gross income with respect thereto.

    Qualified Stated Interest. In addition to original issue discount, a U.S. Holder of Notes will be required to report as ordinary income for United States federal income tax purposes, qualified stated interest earned on such U.S. Holder's Notes (i.e., semiannual payments of interest at a rate of 5.13% per annum) in accordance with such U.S. Holder's regular method of tax accounting.

Sale, Exchange and Retirement of Notes

    Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or retirement (not including any amount attributable to accrued but unpaid qualified stated interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to such U.S. Holder, increased by the amounts of any original issue discount previously included in income by the U.S. Holder with respect to such Note and reduced by the amounts of any payments that do not constitute qualified stated interest.

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    Gain or loss realized on the sale, exchange or retirement of a
Note generally will be capital gain or loss (except to the extent of any accrued market discount), and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held for more than one year. Capital losses are subject to certain limitations in the case of individual taxpayers and may only be used to offset capital gains in the case of corporate taxpayers.

Reissuance of the Notes

    As previously mentioned, it is possible that the resale of the Notes pursuant to this Pricing Supplement could be treated as a reissuance of such Notes for United States Federal income tax purposes. In general, in such event, the Notes resold pursuant to this Pricing Supplement would be treated as having an issue price equal to the Price to Public, having qualified stated interest equal to the semiannual payments of interest at a rate of 8.09% per annum, and would not be considered to have been issued with original issue discount. Prospective investors in the Notes are urged to consult their own tax advisors concerning the possibility and tax consequences of the Notes resold pursuant to this Pricing Supplement being treated as having been reissued in connection with the resale of such Notes pursuant to this Pricing Supplement.

Plan of Distribution:

    The notes subject to this Pricing Supplement (the "Notes") are part of an issuance of $100,000,000 aggregate principal amount of such notes by GE Capital on April 13, 1994 in a transaction underwritten by Kidder, Peabody & Co. Incorporated ("Kidder"). As part of the initial distribution of such notes, the Notes were purchased by a trust. An affiliate of Kidder then entered into a swap transaction with such trust pursuant to which such affiliate obtained the right to call the Notes from such trust on April 1, 1996. As part of the termination of Kidder's business operations, this swap transaction was assigned to GE Capital on February 22, 1995. GE Capital exercised its right pursuant to the swap transaction to call the Notes from such trust on February 28, 1996, and subsequently assigned such right to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S purchased the Notes from such Trust, as principal, on April 1, 1996 and is reselling the Notes pursuant to this Pricing Supplement. In connection with such purchase, GE Capital will not receive any of the proceeds. GE Capital has agreed to pay MLPF&S a commission, based upon the initial public offering price, equal to 0.25% of the principal amount of the Notes in connection with the resale thereof. An affiliate of MLPF&S has entered into a related transaction with GE Capital in connection with a hedging transaction established with an affiliate of Kidder arising from the formation of the trust referred to above. After the initial public offering, the public offering price and discount may be changed.